Veris Gold Enters Into A Toll Milling Agreement With Klondex Mines

Vancouver, BC – April 2, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce it has entered into a toll milling agreement with Klondex Gold and Silver Mining Company Ltd., a subsidiary of Klondex Mines Ltd. (TSX:KDX), to process ore from the Fire Creek Project at the Jerritt Canyon Mill located in Elko County, Nevada. The Jerritt Canyon Mill is operated by Veris Gold USA Inc., a wholly-owned subsidiary of Veris Gold Corp. (the “Company” or “Veris”).

Under the terms of the agreement with Klondex Mines Ltd. (“Klondex”), Veris will accept delivery of non-refractory gold ore produced from the Fire Creek Project, located nearby in Lander County, Nevada, to the Jerritt Canyon Mill for processing. Klondex will pay to Veris a toll milling fee of $148.50 (including trucking) per ton that will be adjusted on a quarterly basis to reflect any changes to input costs associated with processing the ore. The Klondex agreement includes an additional upfront pre-payment, to be deducted from future toll milling charges, to assist the Company in refurbishing the wet mill circuit at Jerritt Canyon.

This agreement is structured in a similar manner to the Atna Resources Inc. agreement announced on March 27, 2013 whereby all dore produced from the ore remains the property of Klondex throughout the process and the associated toll milling fee charged will be treated as a credit to Jerritt Canyon operating costs. The Company intends to partially re-open the wet milling facility at Jerritt Canyon in order to process this ore.

Randy Reichert, Co-CEO and COO of Veris stated, “This second toll milling agreement adds to our third party ore processing revenue stream and provides an excellent additional source of ore as the Klondex team ramps up their mining operations into 2014. This agreement will further reduce our costs by making use of the excess capacity at the Jerritt Canyon Mill when we begin processing the Fire Creek ore in the third quarter of 2013. We look forward to working with yet another gold producing neighbour in Nevada.”

Mike Doolin, General Manager of the Fire Creek project stated, “I’m happy to report we continue to gain momentum to initial production via our bulk sampling program at the Fire Creek gold project. Finalizing this milling agreement is another major step forward for us, and we are extremely pleased to be working with the team at Veris Gold.”

Paul Huet, Klondex Mines CEO commented, “The Nevada team delivers another huge milestone for Klondex, the group has a reputation of consistently delivering and this is great example. 2013 is a pivotal year for us as we continue to de-risk the Fire Creek asset. The excavation of the secondary egress, necessary to begin our bulk sampling, is now 20% complete and is on-track to be commissioned mid-June, 2013. Now, through this milling agreement with Veris Gold, we have a place to process Fire Creek’s mineralized material producing dore gold and silver. The agreement is facilitating Klondex to become Nevada’s next gold producer and puts cash flows from the Fire Creek project in 2013. I have had the opportunity to work with this group at Veris Gold in the past and look forward to a continued relationship with such a professional team.”

Veris is continuing to evaluate other concentrates at the Jerritt Canyon site which will add to the overall throughput in the milling facility with minimal impact on the crushing and grinding circuit.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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